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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     _____________________________________

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                (Pursuant to Section 13(e)(1) of the Securities
                             Exchange Act of 1934)
                        _______________________________

                               GULF POWER COMPANY
                                (Name of Issuer)

                              THE SOUTHERN COMPANY
                      (Name of Person(s) Filing Statement)

                 TITLE                           CUSIP NUMBER
_____________________________________________________________________________

            Gulf Power Company,
               Preferred Stock
               4.64% Series                        402479208
               5.16% Series                        402479307
               5.44% Series                        402479406
               6.72% Series                        402479836
               1993 Adjustable Rate Series         402479828

______________________________________________________________________________
                         (Title of Class of Securities)
                     (CUSIP Number of Class of Securities)

                           Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303
                                 (770) 393-0650

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


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        The Commission is requested to mail signed copies of all orders, notices and communications to:


     W. L. Westbrook
 Financial Vice President                 John D. McLanahan, Esq.
   The Southern Company                    Troutman Sanders LLP
270 Peachtree Street, N.W.         600 Peachtree Street, N.E., Suite 5200
  Atlanta, Georgia 30303                   Atlanta, Georgia 30308

                                November 3, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                             AMOUNT OF FILING FEE
$49,425,485                                        $9,886



* Solely for purposes of calculating the filing fee and computed pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as an Exhibit hereto.

     / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:         Not applicable

Form or Registration No.:       Not applicable

Filing Party:                   Not applicable

Date Filed:                     Not applicable


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ITEM 1.  SECURITY AND ISSUER.


     (a) Gulf Power Company, a Maine corporation (the "Company"), is the issuer. The Company's principal executive office is at 500 Bayfront Parkway, Pensacola, Florida 32501.

     (b) Incorporated herein by reference to the information appearing on the front cover of the Offer to Purchase and Proxy Statement, dated November 3, 1997, filed as Exhibit 99.(a)(1) to this Issuer Tender Offer Statement on
Schedule 13E-4 (the "Offer to Purchase and Proxy Statement"), and to the information appearing under the captions "Terms of the Offer - Number of Shares; Purchase Prices; Expiration Date" and "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

     (c) Incorporated herein by reference to the information appearing under the caption "Price Range of Shares; Dividends" in the Offer to Purchase and Proxy Statement.

     (d) The Southern Company, a Delaware corporation ("Southern"), is the person filing this Statement and is the owner of 100% of the common stock of the Company. Southern's principal office is at 270 Peachtree Street, N.W., Atlanta, Georgia 30303.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Incorporated herein by reference to the information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Incorporated herein by reference to the information appearing under the caption "Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase and Proxy Statement.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Incorporated herein by reference to the information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Incorporated herein by reference to the information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Incorporated herein by reference to the information appearing under the caption "Fees and Expenses Paid to Dealers" in the Offer to Purchase and Proxy Statement.


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ITEM 7.  FINANCIAL INFORMATION.

     (a) Incorporated herein by reference to the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 1996 of the Company, to the financial statements included in the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997 of the Company and to the information appearing under the caption "Summary of Financial Information" in the Offer to Purchase and Proxy Statement.

     (b) Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) Incorporated herein by reference to the information appearing under the caption "Terms of the Offer - Certain Conditions of the Offer" in the Offer to Purchase and Proxy Statement.

     (c) Not applicable.

     (d) Not applicable.

     (e) See Exhibits 99.(a)(1) and 99.(a)(2).


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT NO.               DESCRIPTION

  99.(a)(1)    Offer to Purchase and Proxy Statement, dated November 3, 1997.
  99.(a)(2)    Letter of Transmittal and Proxy for each series of securities.
  99.(a)(3)    Notice of Guaranteed Delivery and Proxy.
  99.(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               other Nominees.
  99.(a)(5)    Letter to Clients of Brokers, Dealers, Commercial Banks, Trust
               Companies and other Nominees.
  99.(a)(6)    Advertisement, dated November 3, 1997.
  99.(a)(7)    Letter to Shareholders, dated November 3, 1997.
  99.(a)(8)    Press Release, dated November 3, 1997.
  99.(a)(9)    Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
  99.(a)(10)   Summary Simplified Instructions.
  99.(a)(11)   Form of Follow-up Notice to Shareholders.
  99.(a)(12)   Summary DTC Participant Proxy Form.
  99.(b)       Not applicable.
  99.(c)       Not applicable.


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  99.(d)       Tax Opinion of Troutman Sanders LLP.
  99.(e)       Not applicable.
  99.(f)       Not applicable.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 1997



                       THE SOUTHERN COMPANY

                       By: /s/ Tommy Chisholm
                          ----------------------
                             Tommy Chisholm
                             Secretary



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                                 EXHIBIT INDEX


   99.(a)(1) Offer to Purchase and Proxy Statement, dated November 3, 1997. 99.(a)(2) Letter of Transmittal and Proxy for each series of securities. 99.(a)(3) Notice of Guaranteed Delivery and Proxy.
   99.(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              other Nominees.
   99.(a)(5)  Letter to Clients of Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees.
   99.(a)(6)  Advertisement, dated November 3, 1997.
   99.(a)(7)  Letter to Shareholders, dated November 3, 1997.
   99.(a)(8)  Press Release, dated November 3, 1997.
   99.(a)(9)  Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.
   99.(a)(10) Summary Simplified Instructions.
   99.(a)(11) Form of Follow-up Notice to Shareholders.
   99.(a)(12) Summary DTC Participant Proxy Form.
   99.(b)     Not applicable.
   99.(c)     Not applicable.
   99.(d)     Tax Opinion of Troutman Sanders LLP.
   99.(e)     Not applicable.
   99.(f)     Not applicable.



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